April 1, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Alison White

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. White:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment No. 67 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”) on February 28, 2013 relating to its currently effective series (each, a “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and Stephen Cohen of Dechert LLP on March 14, 2013 and a subsequent conversation between you, Stephen Cohen and Julien Bourgeois of Dechert LLP relating to Comment 4.b in particular. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General Comments

1.	Representations

Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response: We make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

2.	EDGAR Codes

Comment: Please ensure that the EDGAR Series and Class Identifier Codes reflect the Series’ correct names and classes.

Response: We confirm that the EDGAR Series and Class Identifier Codes will reflect the Series’ correct names and classes.

Comments Relating to the Prospectus

3.	Fees and Expenses of the Series

a.	Comment: To the extent that the anticipated interest expenses relating to a Series’ short selling activity materially affected the Series’ “Other Expenses,” please subdivide the “Other Expenses” caption to identify the corresponding interest expenses.

Response: We confirm that interest expenses incurred in connection with short selling activity did not materially affect the Series’ “Other Expenses.”

b.	Comment: Since the information conveyed in the second and third sentence of footnote 2 of the fee table for Series E is not required by Item 3 of Form N-1A, please remove these two sentences.

Response: We believe that the information conveyed in these two sentences clarifies the fee waiver provision in a manner consistent with the objective of the Form N-1A.

c.	Comment: Please confirm that the fees and expenses of exchange-traded funds (“ETFs”) are included when calculating acquired fund fees and expenses (“AFFE”).

Response: We confirm that the fees and expenses of ETFs are included when calculating AFFE.

4.	Principal Investment Strategies

a.	Comment: If any of the Series will invest in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”). Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011) (“Derivatives Concept Release”). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivative instruments (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Series operates.

Response: We have reviewed the disclosures and confirm that each Series segregates its assets consistent with the principles set forth in Release 10666. We acknowledge that we are familiar with the Derivatives Concept Release and we are aware that the SEC may issue definitive guidance in the future.

b.	Comment: The SEC staff believes that Series A (StylePlus Large Cap Core Strategy Series), Series J (StylePlus Mid Cap Growth Strategy Series), Series X (StylePlus Small Cap Growth Strategy Series) and Series Y (Large Cap Growth Series) have names that subject those Series to Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Please provide the legal basis for supporting the view that those Series are not subject to Rule 35d-1.

Response: As the SEC staff is aware, Section 35(d) of the 1940 Act provides that it will be unlawful for any fund to adopt as a part of its name any word or words that the SEC finds are materially deceptive or misleading.1 Section 35(d) of the 1940 Act further authorizes the SEC, by rule, regulation or order, to define such names or titles that are materially deceptive or misleading.2

In the release adopting Rule 35d-1 under the 1940 Act (the “Adopting Release”), the SEC stated that it was using its authority under Section 35(d) to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis.3 When the SEC adopted Rule 35d-1 under the 1940 Act, it specifically codified certain names that it deemed to be materially deceptive or misleading, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. Among those are names that suggest investments in certain countries or geographic regions and tax-exempt funds.

However, the Rule did not include references to capitalizations in the categories of fund names that must include an 80% test. In fact, in the Adopting Release, the SEC explicitly stated that “Rule 35d-1, as adopted, does not codify positions

[1]	See 15 U.S.C. §80a-34(d).
[2]	See Id.
[3]	See Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) at Sec. I.

of the Division of Investment Management with respect to investment company names including the terms . . . ‘small, mid, or large capitalization’ . . . “.4 Although small, mid and large capitalization are not specifically codified in Rule 35d-1, the Rule provides that, for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name.5 With respect to the terms “small, mid, or large capitalization,” the SEC acknowledges a Division position in footnote 42 of the Adopting Release, although apparently also noting that the position was earlier rescinded, that such names suggest a focus on a particular type of investment, and funds that use these terms will be subject to the 80% investment requirement of the Rule.6

Notwithstanding the statement in footnote 42 of the Adopting Release, the SEC and the staff have also explained that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.7 The Registrant believes that the inclusion of both “StylePlus” and “Strategy” in the Series’ names along with either “Small Cap,” “Mid Cap” or Large Cap” makes clear that the capitalization references connote an investment strategy and not a type of investment, and are thus sufficient to clearly signal to investors that the Series have an investment strategy linked to those terms rather than investments in specific issuers.

“StylePlus” is a trade name that was created to describe unique, proprietary investment strategies developed by Guggenheim Investments, the investment adviser to the Series. In these strategies, each of the Series seeks to exceed the total return of its respective index (the “Index”). Each Series pursues its objective by investing, under normal market conditions, in: (i) equity securities issued by companies that have market capitalizations usually within the range of companies in the Index; (ii) equity derivatives that, when purchased, provide exposure to equity securities of companies with market capitalizations usually within the range of companies in the Index; (iii) equity derivatives based on other indices and other derivatives deemed appropriate by Guggenheim Investments; (iv) fixed income securities; and (v) cash investments to collateralize derivatives positions. As such, the Registrant believes that the terms included in the Series’ names clearly designate to investors a proprietary investment strategy designed to seek to generate performance higher than an Index comprising companies in a specific range, as opposed to a type of investment. Thus, the Series’ names are not misleading to investors.

[4]	Adopting Release at Sec. II.C.1.
[5]	See 17 CFR §270.35d-1(a)(2).
[6]	See Adopting Release at n. 42.
[7]

For example, terms such as “growth” and “value” are explicitly acknowledged in the Adopting Release as connoting investment strategies, and are not subject to the Rule. See Adopting Release at Sec. II.C.1. See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Although the Registrant believes that Rule 35d-1 does not apply based on the foregoing, the Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The SEC and staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.8 In addition, the SEC stated in the Adopting Release that it believes that investors should not rely on a fund’s name as the sole source of information about the fund’s investments and risks.9 Under these standards, the StylePlus Strategy names are not misleading.

We also respectfully submit that the old Division position mentioned in footnote 42 of the Adopting Release, if followed by the Division staff today, should be considered not only in the context of the StylePlus Strategy names discussed above but also in light of the historical context in which the position may have been formulated. When the Division made its position public in the early 1990’s with respect to fund names using the terms small-, mid- and large-cap,10 it was uncommon for funds to adopt strategies such as those to be followed by the StylePlus Strategy Series, and, thus, using a reference to a capitalization range without an 80% policy may have been per se misleading to investors. We respectfully submit that fund strategies have evolved in the past twenty years, and so have the financial markets, investors and their financial advisors. We believe that, even if the StylePlus Strategy could have been deemed to be subject to the Division position at the time, it should no longer be the case today.11

Finally, we are aware of numerous other funds that have similar names that have not adopted 80% policies under Rule 35d-1.12

[8]	See Adopting Release at Sec. II.C.1.
[9]	See Adopting Release at Sec. I
[10]	Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Feb. 25, 1994) at II.D (rescinded by SEC Release No. IC-23064 (Mar. 13, 1998)).
[11]

In this submission, we do not suggest that references to capitalization terms should not trigger an 80% policy under a different context with fund names that continue to suggest investments rather than strategies.

[12]

See e.g., Arrow Managed Futures Strategy Fund and Arrow Commodity Strategy Fund (485BPOS filed Nov. 28, 2012, SEC Accession No. 0000910472-12-003509); BlackRock Commodity Strategies Fund (485BPOS filed Nov. 28, 2012, SEC Accession No. 0000891092-12-007016); Goldman Sachs Commodity Strategy Fund (485BPOS filed Apr. 02, 2012, SEC Accession No. 0000950123-12-005559); PIMCO Small Cap StocksPLUS® TR Fund and PIMCO StocksPLUS® Fund (485BPOS filed Jul. 30, 2012, SEC Accession No. 0001193125-12-322305); Credit Suisse Commodity Access Strategy Fund, Credit Suisse Commodity Return Strategy Fund and Credit Suisse Managed Futures Strategy Fund (485BPOS filed on Feb. 2, 2013, SEC Accession No. 0001104659-13-016216 ); and Oppenheimer Commodity Strategy Total Return Fund (485BPOS filed Apr. 26, 2012, SEC Accession No. 0000728889-12-000741).

5.	Performance Information

a.	Comment: With respect to Series D, please remove references to the MSCI World Index in the lead in paragraph to the bar chart and table, if it is no longer being reflected as a secondary benchmark.

Response: We will implement the requested change.

b.	Comment: With respect to Series E, please explain the reasons for the Series changing its primary benchmark in the lead in paragraph to the bar chart and table.

Response: We will implement the requested change.

c.	Comment: With respect to Series J, please discuss the Series’ secondary benchmark in the lead in paragraph to the bar chart and table per Instruction 2(b) of Item 4 of Form N-1A.

Response: The Series will not be using the MSCI World Index as a secondary benchmark and, therefore, will remove references to a secondary benchmark.

d.	Comment: With respect to Series N, please discuss the Series’ secondary benchmark in the lead in paragraph to the bar chart and table per Instruction 2(b) of Item 4 of Form N-1A.

Response: The Series will revise the lead in paragraph to describe the Series’ secondary benchmark as a blended index that is comprised of the S&P 500 Index and Barclays U.S. Aggregate Bond Index weighted 60% and 40%, respectively.

6.	Descriptions of Principal Risks

a.	Comment: In the “Investment in Loans Risk” sub-section, please revise the second sentence in the fourth paragraph by including the word “loans” after “for” and before “is.”

Response: We will implement the requested change.

7.	Portfolio Holdings

a.	Comment: Please disclose the URL for the specific page on the website where the policies and procedures may be found.

Response: We will implement the requested change.

8.	Investment Manager

a.	Comment: In the “Management Fees” sub-section, please reflect the aggregate fees paid during the most recent fiscal year as a percentage of average net assets per Item 10(a)(1)(ii) of Form N-1A.

Response: We will implement the requested change.

b.	Comment: In the “Management Fees” sub-section, if the Investment Manager has not voluntarily waived fees for the previous fiscal year, please remove the fourth sentence of the second paragraph.

Response: We confirm that the Investment Manager did not voluntarily waive fees for the previous fiscal year and, therefore, we will remove the sentence as requested.

c.	Comment: In the “Management Fees” sub-section, please revise the third paragraph to describe the Series that are subject to the fee waiver arrangement.

Response: We will implement the requested change.

d.	Comment: In the “Other Fees” sub-section, please update the amount of the sub-licensing fee and confirm that the sub-licensing fee is reflected in the fee table as “Other Expenses.”

Response: We will update the disclosure and confirm that the sub-licensing fee will be reflected in the fee table as “Other Expenses.”

9.	Back Cover

a.	Comment: Please disclose the URL for the specific page on the website where information regarding the SBL Fund may be found.

Response: We will implement the requested change.

Comments Relating to the Statement of Additional Information (“SAI”)

10.	Disclosure of Portfolio Holdings

a.	Comment: Please disclose the URL for the specific page on the website where portfolio information may be found.

Response: We will implement the requested change.

11.	Investment Management

a.	Comment: Please update the disclosure to note that the fee waiver arrangement relating to Series E, Series O and Series Z is contractual and that the arrangement is not disclosed in the fee table for Series O and Series Z because those Series were below their relevant caps.

Response: We will clarify the disclosure to indicate that the fee waiver arrangement is contractual. We also confirm that the contractual fee waiver arrangement is not disclosed as a footnote to the fee tables for Series O and Series Z because those Series were below their relevant caps.

12.	Portfolio Managers

a.	Comment: Please identify the benchmarks to measure portfolio manager performance as Item 20(b) requires that the Series identify any benchmark used to measure performance.

Response: We agree to provide information responsive to Item 20(b).

*        *        *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC